January 12, 2016

United States

Securities and Exchange Commission

Washington, D.C. 20549

Attn: Sonia Bednarowski

Re:	Citius Pharmaceuticals, Inc. File No.: 333-206903

Dear Ms. Bednarowski:

We are in receipt of your comment letter dated January 8, 2016. We have filed Amendment #4 to reflect our response to your comments. Pursuant to your comment letter, the Company has amended the risk factor, currently titled "Even if we receive regulatory approval to commercialize our product candidates, post-approval marketing and promotion of products is highly regulated by the FDA, and marketing campaigns which violate FDA standards may result in adverse consequences" to address possible private litigation. The Company believes that the revised risk factor which we believe addresses your comment.

If the attached is acceptable, the Company would like to file an acceleration request for effectiveness. Please advise if this is acceptable. Thank you for your cooperation.

Sincerely,

Arthur S. Marcus, Esq.